EXHIBIT 99.1

CO-TRUSTEES OF THE BILL & MELINDA GATES FOUNDATION

Exhibit 99.1 sets forth the following information with respect to each Trustee of the Bill & Melinda Gates Foundation: (i) name, (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

Name	Business Address	Present Principal Occupation	Citizenship
William H. Gates III	Bill & Melinda Gates Foundation 1551 Eastlake Avenue E. Seattle, WA 98102 USA	Chairman of the Board Microsoft Corporation One Microsoft Way Redmond, WA 98052 USA	United States
Melinda French Gates	Bill & Melinda Gates Foundation 1551 Eastlake Avenue E. Seattle, WA 98102 USA	Co-Trustee Bill & Melinda Gates Foundation 1551 Eastlake Avenue E. Seattle, WA 98102 USA	United States